UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Grupo Aeroportuario del Pacifico Reports a Passenger Traffic Decrease in October 2026 of 7.0% Compared to 2025

GUADALAJARA, Mexico, Nov. 09, 2026 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacífico, S.A.B. de C.V., (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announces preliminary terminal passenger traffic figures for October 2026, compared with October 2025.

During October 2026, GAP’s 12 Mexican airports recorded a 7.6% decrease in total passenger traffic compared to the same period of the previous year. Puerto Vallarta, Tijuana, Los Cabos, and Guadalajara airports recorded decreases of 19.8%, 14.4%, 4.6%, and 1.3%, respectively. In Jamaica, passenger traffic at Kingston Airport increased by 3.7%, while passenger traffic at Montego Bay Airport decreased by 0.9%.

Domestic Terminal Passengers (in thousands):

Airport	Oct-25	Oct-26	% Change	Jan - Oct 25	Jan - Oct 26	% Change
Guadalajara	1,090.7	999.7	(8.3%)	10,385.8	10,582.7	1.9%
Tijuana*	696.0	577.2	(17.1%)	7,130.0	6,664.9	(6.5%)
Los Cabos	216.2	210.6	(2.6%)	2,386.9	2,356.1	(1.3%)
Puerto Vallarta	243.8	196.5	(19.4%)	2,598.4	2,464.1	(5.2%)
Montego Bay	0.0	0.0	N/A	0.0	0.0	(100.0%)
Guanajuato	184.5	158.3	(14.2%)	1,852.7	1,776.3	(4.1%)
Hermosillo	178.7	165.8	(7.2%)	1,770.0	1,660.4	(6.2%)
Kingston	0.1	0.0	(84.9%)	1.1	1.3	18.1%
Morelia	65.4	54.5	(16.7%)	633.1	610.8	(3.5%)
La Paz	107.4	104.7	(2.6%)	1,063.3	1,148.8	8.0%
Mexicali	107.4	77.7	(27.6%)	1,036.5	886.1	(14.5%)
Aguascalientes	54.2	58.3	7.6%	537.4	546.1	1.6%
Los Mochis	57.7	58.3	1.1%	580.6	575.0	(1.0%)
Manzanillo	10.2	11.9	16.6%	107.8	110.5	2.5%
Total	3,012.2	2,673.6	(11.2%)	30,083.7	29,383.1	(2.3%)

International Terminal Passengers (in thousands):

Airport	Oct-25	Oct-26	% Change	Jan - Oct 25	Jan - Oct 26	% Change
Guadalajara	466.2	536.3	15.1%	4,862.4	5,226.2	7.5%
Tijuana*	303.6	278.3	(8.3%)	3,344.8	3,175.1	(5.1%)
Los Cabos	329.7	310.3	(5.9%)	3,830.2	3,516.0	(8.2%)
Puerto Vallarta	197.7	157.5	(20.3%)	3,017.5	2,430.0	(19.5%)
Montego Bay	259.8	257.6	(0.9%)	4,107.1	3,124.5	(23.9%)
Guanajuato	76.9	80.3	4.5%	859.0	821.5	(4.4%)
Hermosillo	7.3	7.6	4.4%	66.5	72.0	8.2%
Kingston	122.0	126.7	3.8%	1,531.8	1,511.4	(1.3%)
Morelia	61.1	68.0	11.3%	586.8	672.2	14.5%
La Paz	2.9	3.3	15.0%	28.4	37.3	31.6%
Mexicali	0.6	0.7	10.2%	6.1	6.4	4.6%
Aguascalientes	27.9	27.5	(1.7%)	273.6	275.6	0.7%
Los Mochis	0.6	0.8	30.4%	6.7	7.6	13.3%
Manzanillo	3.6	3.0	(17.9%)	76.0	65.1	(14.4%)
Total	1,860.0	1,857.9	(0.1%)	22,596.9	20,940.9	(7.3%)

Total Terminal Passengers (in thousands):

Airport	Oct-25	Oct-26	% Change	Jan - Oct 25	Jan - Oct 26	% Change
Guadalajara	1,556.8	1,536.0	(1.3%)	15,248.2	15,808.9	3.7%
Tijuana*	999.6	855.5	(14.4%)	10,474.8	9,840.1	(6.1%)
Los Cabos	546.0	520.9	(4.6%)	6,217.1	5,872.1	(5.5%)
Puerto Vallarta	441.4	354.0	(19.8%)	5,615.9	4,894.2	(12.9%)
Montego Bay	259.8	257.6	(0.9%)	4,107.1	3,124.5	(23.9%)
Guanajuato	261.3	238.6	(8.7%)	2,711.7	2,597.8	(4.2%)
Hermosillo	186.0	173.4	(6.7%)	1,836.5	1,732.4	(5.7%)
Kingston	122.1	126.7	3.7%	1,532.8	1,512.7	(1.3%)
Morelia	126.5	122.5	(3.2%)	1,220.0	1,283.0	5.2%
La Paz	110.3	108.0	(2.1%)	1,091.7	1,186.1	8.7%
Mexicali	108.0	78.4	(27.4%)	1,042.7	892.5	(14.4%)
Aguascalientes	82.1	85.8	4.4%	811.0	821.6	1.3%
Los Mochis	58.3	59.1	1.4%	587.3	582.6	(0.8%)
Manzanillo	13.8	14.8	7.5%	183.8	175.6	(4.5%)
Total	4,872.2	4,531.4	(7.0%)	52,680.7	50,324.0	(4.5%)

*Passengers in Tijuana who use CBX in both directions are classified as international.

CBX users (in thousands):

Airport	Oct-25	Oct-26	% Change	Jan - Oct 25	Jan - Oct 26	% Change
Tijuana	297.9	274.0	(8.0%)	3,281.8	3,130.4	(4.6%)

Highlights for the month:

•	Seats and load factors

The seats available during October 2026 decreased by 7.3%, compared to October 2025. The load factors for the month went from 80.7% in October 2025 to 81.0% in October 2026.

•	New routes
•	Guanajuato – Vancouver: Flair
•	Guadalajara – Atlanta: Volaris
•	Guadalajara – Boston: Volaris
•	Guadalajara – Nashville: Volaris
•	Guadalajara – Washington Dulles: Volaris
•	Guadalajara – Raleigh-Durham: Volaris
•	Los Cabos – Washington Dulles: United

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali, and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the Norman Manley International Airport operation in Kingston, Jamaica, and took control of the operation in October 2019.

This press release may contain forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations, and the factors or trends affecting financial condition, liquidity, or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends, or results will occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and Article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party responsible for collecting these complaints, is 800 04 ETICA (38422) or WhatsApp +52 55 6538 5504. The website is www.lineadedenunciagap.com or by email at denuncia@lineadedenunciagap.com. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Saúl Villarreal, Chief Financial Officer	svillarreal@aeropuertosgap.com.mx

Gisela Murillo, Investor Relations	gmurillo@aeropuertosgap.com.mx +52 33 3880 1100 ext. 20294

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: November 9, 2026	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer